================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*





                            Zhone Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    98950P108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Louis S. Citron, Esq.
                            New Enterprise Associates
                    1119 St. Paul Street, Baltimore, MD 21202
                                 (410) 246-2927
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)



                                  July 23, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                               Page 1 of 16 pages

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 2 OF 16 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Stewart Alsop II
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States citizen
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            9,100,603 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        9,100,603 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       9,100,603 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.7%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 2 of 16 pages

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 3 OF 16 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Peter J. Barris
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States citizen
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            9,104,128 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        9,104,128 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       9,104,128 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.7%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 3 of 16 pages

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 4 OF 16 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       C. Richard Kramlich
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States citizen
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        4,043 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            9,104,128 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               4,043 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        9,104,128 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       9,108,171 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.7%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 4 of 16 pages

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 5 OF 16 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Peter T. Morris
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States citizen
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            9,104,128 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        9,104,128 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       9,104,128 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.7%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 5 of 16 pages

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 6 OF 16 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       John M. Nehra
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States citizen
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            5,236,983 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        5,236,983 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       5,236,983 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.6%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 6 of 16 pages

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 7 OF 16 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Charles W. Newhall III
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States citizen
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            9,104,128 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        9,104,128 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       9,104,128 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.7%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 7 of 16 pages

===================                                           ==================
CUSIP NO. 98950P108                   13D                     PAGE 8 OF 16 PAGES
===================                                           ==================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Mark W. Perry
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States citizen
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            9,104,128 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        9,104,128 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       9,104,128 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.7%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 8 of 16 pages

                                  Schedule 13D

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, par value $0.001 per share (the "Zhone Common Stock"), of Zhone Technologies, Inc., a Delaware corporation formerly known as Tellium, Inc. ("Zhone" or the "Issuer"). The principal executive offices of Zhone are located at 7001 Oakport Street, Oakland, California 94621.


ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed jointly by Stewart Alsop II ("Alsop"), Peter J. Barris ("Barris"), C. Richard Kramlich ("Kramlich"), Peter T. Morris ("Morris"), John M. Nehra ("Nehra"), Charles W. Newhall III ("Newhall") and Mark
W. Perry ("Perry") (collectively, the "Reporting Persons" and the "General Partners"). Each of the General Partners, except Nehra, are individual general partners of NEA Partners VIII, Limited Partnership ("NEA Partners VIII"), NEA Partners 9, Limited Partnership ("NEA Partners 9") and NEA Partners 10, Limited Partnership ("NEA Partners 10") (collectively, the "GPLPs"). Nehra is a general partner of NEA Partners VIII and NEA Partners 9. NEA Partners VIII is the sole general partner of New Enterprise Associates VIII, Limited Partnership ("NEA VIII"). NEA Partners 9 is the sole general partner of New Enterprise Associates 9, Limited Partnership ("NEA 9"). NEA Partners 10 is the general partner of New Enterprise Associates 8A, Limited Partnership ("NEA 8A") and New Enterprise Associates 10, Limited Partnership ("NEA 10") (collectively, the "Funds").

         The address of the principal business office of NEA VIII, NEA 9, NEA 10, NEA 8A, NEA Partners VIII, NEA Partners 9, NEA Partners 10, Nehra and Newhall is New Enterprise Associates, 1119 St. Paul Street, Baltimore, Maryland 21202. The address of the principal business office of Alsop, Kramlich, Morris and Perry is New Enterprise Associates, 2490 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of Barris is New Enterprise Associates, 11951 Freedom Drive, Suite 1240, Reston, Virginia 20190.

         The principal business of NEA VIII, NEA 9, NEA 10 and NEA 8A is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEA Partners VIII, NEA Partners 9 and NEA Partners 10 is to act as the sole general partner of NEA VIII, NEA 9 and NEA 8A and NEA 10 respectively. The principal business of each of the General Partners is to act as a general partner of NEA Partners VIII, NEA Partners 9, NEA Partners 10 and a number of affiliated partnerships with similar businesses.

         None of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, during the last five years, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Each of the GPLPs and each of the Funds is a limited partnership organized under the laws of the State of Delaware. Each of the General Partners is a United States citizen.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On July 1, 2004, in connection with Zhone's acquisition of Sorrento Networks Corporation ("Sorrento") and as a result of NEA VIII, NEA 8A and NEA 10's ownership of warrants to purchase Sorrento common stock, NEA VIII acquired a warrant to purchase 12,777 shares of Zhone Common

                               Page 9 of 16 pages

Stock at an exercise price of $3.39 per share, NEA 8A acquired a warrant to purchase 26,849 shares of Zhone Common Stock at an exercise price of $3.39 per share and NEA 10 acquired a warrant to purchase 43,110 shares of Zhone Common Stock at an exercise price of $3.39 per share. Each warrant is currently exercisable.

         On July 22, 2004, NEA 10 purchased 500,000 shares of Zhone Common Stock for $2.732 per share. On July 23, 2004, NEA 10 purchased 300,000 shares of Zhone Common Stock for $2.8281 per share. On July 26, 2004, NEA 10 purchased 275,000 shares of Zhone Common Stock for $2.9143 per share. On July 28, 2004, NEA 10 purchased 35,100 shares of Zhone Common Stock for $3.0964 per share. On July 29, 2004, NEA 10 purchased 140,000 shares of Zhone Common Stock for $3.1739 per share. On July 30, 2004, NEA 10 purchased 99,900 shares of Zhone Common Stock for $3.0941 per share. In total, NEA 10 purchased 1,350,000 shares (the "NEA 10 Shares") of Zhone Common Stock.

         The working capital of NEA 10 was the source of the funds for the purchases. No part of the purchase price paid by NEA 10 was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the NEA 10 Shares. After the purchases described in the preceding two paragraphs, NEA VIII beneficially owns 1,829,906 shares of Zhone Common Stock; NEA 9 beneficially owns 3,407,077 shares of Zhone Common Stock; NEA 8A beneficially owns 880,478 shares of Zhone Common Stock and NEA 10 beneficially owns 2,983,142 shares of Zhone Common Stock.

         In addition to the transactions described above, NEA Development Corp. ("NEADC") owns an option to acquire 3,525 shares of Zhone Common Stock, which option is currently exercisable. New Enterprise Associates, LLC ("NEALLC") is the sole shareholder of NEADC. Barris, Kramlich, Morris, Newhall and Perry are the individual members of NEALLC and the 3,525 shares have been aggregated with the shares that they may be deemed to beneficially own.

         As a member of the board of directors of Zhone, on May 19, 2004, Kramlich was granted an option to purchase 30,000 shares of Zhone's Common Stock at an exercise price of $3.24 per share. The option vests in 48 equal monthly installments commencing June 19, 2004; 2,500 shares of this option are exercisable within 60 days. In addition, on May 19, 2004, Kramlich purchased 1,543 shares of Zhone Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

         NEA acquired the Zhone Common Stock for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of Zhone and other factors, the Reporting Persons, the Funds and the GPLPs may dispose of or acquire additional shares of Zhone. Pursuant to a Letter Agreement between NEA VIII and Zhone, Kramlich has been designated by NEA VIII to serve as a member of Zhone's board of directors. Except as set forth above, neither the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the other persons named in Item 2, has any plan or proposal which relates to, or would result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;


                               Page 10 of 16 pages

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)  Any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) NEA VIII is the record owner of 1,829,906 shares of Zhone Common Stock (the "NEA VIII Shares"). As the sole general partner of NEA VIII, NEA Partners VIII may be deemed to beneficially own the NEA VIII Shares. As the individual general partners of NEA Partners VIII, the General Partners may also be deemed to beneficially own the NEA VIII Shares. These shares represent 2.0% of the outstanding shares of Zhone Common Stock.

              NEA 9 is the record owner of 3,407,077 shares of Zhone Common Stock (the "NEA 9 Shares"). As the sole general partner of NEA 9, NEA Partners 9 may be deemed to beneficially own the NEA 9 Shares. As the individual general partners of NEA Partners 9, the General Partners may also be deemed to beneficially own the NEA 9 Shares. These shares represent 3.6% of the outstanding shares of Zhone Common Stock.

              NEA 8A is the record owner of 880,478 shares of Zhone Common Stock (the "NEA 8A Shares") and NEA 10 is the record owner of 2,983,142 shares of Zhone Common Stock (the "NEA 10 Shares"). As the sole general partner of NEA 8A and NEA 10, NEA Partners 10 may be deemed to beneficially own the NEA 8A Shares and the NEA 10 Shares. As the individual general partners of NEA Partners 10, the General Partners, except Nehra, may also be deemed to beneficially own the NEA 8A Shares and NEA 10 Shares. These shares represent
              0.9 and 3.2%, respectively of the outstanding shares of Zhone Common Stock.

              The calculations above are based on a combination of the following: 78,127,000 shares of Zhone Common Stock outstanding, as reported in Zhone's Quarterly Report on Form 10-Q (File No. 000-32743) filed with the Securities and Exchange Commission ("SEC") on May 14, 2004 plus 17,239,862 shares of Sorrento common stock outstanding as reported in Sorrento's Quarterly Report on Form 10-Q (File No. 000-15810) on June 14, 2004 to be issued in connection with the merger, and converted pursuant to the Agreement and Plan of Merger, dated as of April 22, 2004 (17,239,862 x .90 [conversion rate] = 15,515,876 shares). The total number of shares of Zhone Common Stock outstanding following the merger is approximately 93,642,875 shares. Each of the

                               Page 11 of 16 pages

              Reporting Persons and the GPLPs, disclaims beneficial ownership of the shares except to the extent of their pecuniary interest therein, if any.

         (b)  Regarding the number of shares as to which such person has:

              (i)  sole power to vote or to direct the vote:

                   0 shares for each Reporting Person except Kramlich. 4,043 shares for Kramlich (2,500 of these shares are subject to the exercise of an option).

              (ii) shared power to vote or to direct the vote:

                   9,100,603 shares for Alsop. 9,104,128 shares for Barris, Morris, Newhall and Perry. 5,236,983 shares for Nehra and 9,108,171 shares for Kramlich.

              (iii) sole power to dispose or to direct the disposition:

                   0 shares for each Reporting Person except Kramlich. 4,043 shares for Kramlich (2,500 of these shares are subject to the exercise of an option).

              (iv) shared power to dispose or to direct the disposition:

                   9,100,603 shares for Alsop. 9,104,128 shares for Barris, Morris, Newhall and Perry. 5,236,983 shares for Nehra and 9,108,171 shares for Kramlich.

         (c) Except as described in Item 3, there have not been any transactions in the shares of Zhone Common Stock effected by or for the account of the Reporting Persons during the 60 days prior to the date of this Schedule 13D.

         (d) Except as described in this Item 5, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Zhone Common Stock owned by NEA VIII, NEA 9, NEA 8A and NEA 10.

         (e) Thomas C. McConnell retired as a general partner of NEA Partners VIII, NEA Partners 9 and NEA Partners 10 on May 31, 2004 and, as such, ceased to beneficially own five percent (5%) or more of the Issuer's Common Stock. Nancy L. Dorman retired as a general partner of NEA Partners VIII, NEA Partners 9 and NEA Partners 10 on June 1, 2004 and, as such, ceased to beneficially own five percent (5%) or more of the Issuer's Common Stock.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable.


ITEM 7.  EXHIBITS.

         Exhibit 1    Agreement regarding the filing of joint Schedule 13D.

         Exhibit 2    Powers of Attorney regarding Schedule 13D filings.


                               Page 12 of 16 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    August 3, 2004



         *
------------------------------
Stewart Alsop II


         *
------------------------------
Peter J. Barris


         *
------------------------------
C. Richard Kramlich


         *
------------------------------
Peter T. Morris


         *
------------------------------
John M. Nehra


         *
------------------------------
Charles W. Newhall III


         *
------------------------------
Mark W. Perry


                                                   */s/ Louis S. Citron
                                                   -----------------------------
                                                   Louis S. Citron
                                                   As attorney-in-fact




                               Page 13 of 16 pages

                                                                       EXHIBIT 1
                                                                       ---------


                                    AGREEMENT

         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Zhone Technologies, Inc.

         EXECUTED this 3rd day of August, 2004.



         *
------------------------------
Stewart Alsop II


         *
------------------------------
Peter J. Barris


         *
------------------------------
C. Richard Kramlich


         *
------------------------------
Peter T. Morris


         *
------------------------------
John M. Nehra


         *
------------------------------
Charles W. Newhall III


         *
------------------------------
Mark W. Perry


                                                   */s/ Louis S. Citron
                                                   ----------------------------
                                                   Louis S. Citron
                                                   As attorney-in-fact


This Schedule 13D was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney which is being filed with the Securities and Exchange Commission with this Schedule 13D filing for Zhone Technologies, Inc. and said Power of Attorney is incorporated herein by reference and a copy of which is attached as Exhibit 2.


                               Page 14 of 16 pages

                                                                       EXHIBIT 2
                                                                       ---------


                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Nancy L. Dorman, Charles W. Newhall III, Louis S. Citron and Eugene A. Trainor III, and each of them, with full power to act without the others, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

         IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 1st day of January, 2001.

                                                   /s/ Stewart Alsop II
                                                   -----------------------------
                                                   Stewart Alsop II


                                                   /s/ Peter J. Barris
                                                   -----------------------------
                                                   Peter J. Barris


                                                   /s/ Nancy L. Dorman
                                                   -----------------------------
                                                   Nancy L. Dorman


                                                   /s/ Ronald Kase
                                                   -----------------------------
                                                   Ronald Kase


                                                   /s/ C. Richard Kramlich
                                                   -----------------------------
                                                   C. Richard Kramlich


                                                   /s/ Arthur J. Marks
                                                   -----------------------------
                                                   Arthur J. Marks


                                                   /s/ Thomas C. McConnell
                                                   -----------------------------
                                                   Thomas C. McConnell


                                                   /s/ Peter T. Morris
                                                   -----------------------------
                                                   Peter T. Morris



                               Page 15 of 16 pages

                                                   /s/ John M. Nehra
                                                   -----------------------------
                                                   John M. Nehra


                                                   /s/ Charles W. Newhall III
                                                   -----------------------------
                                                   Charles W. Newhall III


                                                   /s/ Mark W. Perry
                                                   -----------------------------
                                                   Mark W. Perry


                                                   /s/ Scott D. Sandell
                                                   -----------------------------
                                                   Scott D. Sandell















                               Page 16 of 16 pages